8/23

8/18/04

04019914

SECU ... MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND ... RECEIVED
AUG 18 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 19988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.
([redacted])

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle Street, Suite 500
(No. and Street)

Chicago	IL	60602-3790
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristi L. Rowsell (312) 621-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor,	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Partners of
Harris Associates Securities L.P.

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Harris Associates Securities L.P. ("HASLP") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of HASLP's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

HASLP is a majority owned subsidiary of Harris Associates, L. P. ("HALP") and, as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with HALP. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 23, 2004

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	314,074
U.S. Treasury bills and accrued interest, at amortized cost approximating market		174,291
Receivable from broker		289,078
Other assets		83,996
Total assets	$	861,439
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	173,559
Accounts payable and accrued expenses		16,985
Total liabilities		190,544
Partners' capital		670,895
Total liabilities and partners' capital	$	861,439

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of CDC IXIS Asset Management North America, L.P. The net income of the Partnership is allocated to the partners in proportion to their ownership interests.

Substantially all of HASLP's brokerage transactions are generated by HALP on behalf of its investment advisory clients. HASLP is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. HASLP promptly transmits all customer funds and securities to such clearing broker-dealer. In connection with this arrangement, HASLP is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Cash and Cash Equivalents
All highly liquid investments with maturity of three months or less at the date of purchase are considered to be cash equivalents.

Income Recognition
Securities transactions and the related commission revenue is recorded on the trade date as earned.

Income Taxes
As a partnership, HASLP is not subject to federal income taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Parties

In December, 2003, HASLP entered into an agreement with HALP, whereby HALP provides substantially all administrative services, including personnel, occupancy, communications and certain related expenses, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. Prior to December, 2003, HASLP and HALP had an agreement, whereby HALP provided such services for a monthly administrative fee of no more than $1,000,000 but no less than the total amount paid by HALP for the salaries and employee benefits of all HASLP employees.

3. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2003, HASLP had net capital of $486,491 and a minimum net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was .39 to 1.

4. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because it clears all trades through another broker on a fully disclosed basis and does not hold funds or securities of customers.